SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

(Amendment No. ____)

Limestone Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

53262L105
(CUSIP Number)

W. Glenn Hogan 9300 Shelbyville Road #1300 Louisville, Kentucky 40222
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 53262L105	13D	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Glenn Hogan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 488,314
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 488,314
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,314
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (1)
14	TYPE OF REPORTING PERSON IN
(1) This calculation is based on 6,638,633 Common Shares of the Company outstanding on December 30, 2022.

CUSIP No. 53262L105	13D	Page 3 of 5 Pages

Item 1.                  Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common shares, no par value (“Common Shares”), of Limestone Bancorp, Inc. (the “Issuer” or the “Company”).

Item 2.                  Identity and Background

(a)            W. Glenn Hogan.

(b)            9300 Shelbyville Road, #1300, Louisville, Kentucky 40222.

(c)            President and Chief Executive Officer of Hogan Real Estate, a commercial real estate development company whose address is 9300 Shelbyville Road, #1300, Louisville, Kentucky 40222.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States.

Item 3.                  Source and Amount of Funds or Other Consideration

The Reporting Person used personal funds to purchase Common Shares from time to time.  In addition, as a director of the Company, the Reporting Person received grants of restricted Common Shares from the Company from time to time.

Item 4.                  Purpose of Transaction

The Reporting Person’s Common Shares were acquired for investment purposes. The Reporting Person is a director and the Chairman of the Board of the Company. Except as otherwise described herein or in Item 6 below, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                  Interest in Securities of the Issuer

(a) and (b)                          The Reporting Person beneficially owns 488,314 Common Shares, or 7.4% of the outstanding Common Shares, based on 6,638,633 Common Shares of the Company outstanding on December 30, 2022.  The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 488,314 Common Shares owned by the Reporting Person.

(c)             Not applicable.

(d)            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)            Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

CUSIP No. 53262L105	13D	Page 4 of 5 Pages

In connection with the Agreement and Plan of Merger dated as of October 24, 2022 between the Company and Peoples Bancorp, Inc. pursuant to which the Company has agreed to merge with and into Peoples Bancorp, Inc., the Reporting Person entered into a support agreement with Peoples Bancorp, Inc. (the “Support Agreement”) pursuant to which he agreed to vote his Common Shares owned directly or indirectly in favor of the proposed merger.  The foregoing descriptions of the Agreement and Plan of Merger and the Support Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of such documents, which are included as exhibits hereto and are incorporated herein by reference.

Item 7.                  Material to Be Filed as Exhibits

99.1            Support Agreement dated as of October 24, 2022 by and between Peoples Bancorp, Inc. and W. Glenn Hogan.

99.2            Agreement and Plan of Merger dated as of October 24, 2022 between Peoples Bancorp, Inc. and Limestone Bancorp, Inc. filed as Exhibit 2.1 to the Form 8-K dated October 25, 2022 is incorporated by reference.

CUSIP No. 53262L105	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Date:            February 13, 2023

By:	/s/ W. Glenn Hogan

W. Glenn Hogan